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ERIK S. EDWARDS
(650) 843-5756
eedwards@cooley.com

August 30, 2007

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:
ARYx Therapeutics, Inc.
Supplemental Information to Registration Statement
Registration File No. 333-145813

Dear Ladies and Gentlemen:

        On behalf of ARYx Therapeutics, Inc. (the "Registrant"), in connection with the Registrant's filing of a Registration Statement on Form S-1, File No. 333-145813 (the "Registration Statement"), with the Securities and Exchange Commission (the "Commission") today, we provide the following supplemental information.

Involvement of Directors and Executive Officers in Certain Legal Proceedings

        Item 11(k) of Form S-1 requires the disclosure of certain information concerning the directors and executive officers of the Registrant, as provided more specifically in Item 401 of Regulation S-K. Item 401(f) requires the disclosure of certain legal proceedings in which directors or executive officers of the Registrant were involved in the last five years. Among such proceedings are petitions under the federal bankruptcy laws by a corporation of which one of the Registrant's directors or executive officers was an executive officer at or within two years before the time of such filing. However, pursuant to Item 401(f) and the Instructions to Paragraph (f) of Item 401, the Registrant may omit such information on the grounds that it is not "material to an evaluation of the ability or integrity of any director, person nominated to become a director, or executive officer of the registrant."

        John Varian, the Registrant's Chief Operating Officer and Chief Financial Officer, was appointed in May 2003 as Interim Chief Financial Officer of Deltagen, Inc., a genomics company based in Redwood City, CA. At the request of the Sprout Group, a venture capital affiliate of Credit Suisse First Boston Corporation and Deltagen's largest investor, Mr. Varian accepted the appointment at Deltagen. His role at Deltagen was to study Deltagen's financial condition, evaluate strategic options including making a determination of whether or not Deltagen should file for Chapter 11 bankruptcy. Based in part on Mr. Varian's recommendation, the Board of Directors determined that a Chapter 11 bankruptcy filing was appropriate. Deltagen filed for bankruptcy in the United States Bankruptcy Court for the Northern District of California on June 27, 2003 (Bankruptcy Petition #03-31906 (DM)). Mr. Varian resigned from his temporary post shortly before the filing.

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        Although this information is of the type required by Item 401(f), the Registrant deems it immaterial to an evaluation of Mr. Varian's ability to perform his duties as Chief Operating Officer and Chief Financial Officer. First, Mr. Varian was not serving as an officer of Deltagen during the period when Deltagen encountered its financial difficulties. He was not appointed Interim Chief Financial Officer until after a determination had been made that the Company was facing extreme financial circumstances. Second, Mr. Varian held his position as Interim Chief Financial Officer at Deltagen for approximately two months and the position was meant to be temporary. Third, Mr. Varian was appointed as Interim Chief Financial Officer specifically to evaluate Deltagen's finances, explore strategic options and recommend to the company whether or not a bankruptcy filing was an appropriate action. He was not brought in to serve in an operational capacity similar to the capacity in which he serves the Registrant. Thus, Mr. Varian had no further involvement with Deltagen during the pendancy of its bankruptcy proceedings and did not participate in such proceedings.

        Because Mr. Varian worked for Deltagen only after it experienced financial difficulties, for only a very limited period of time and because his role was primarily to evaluate financial conditions that existed prior to his appointment, the Registrant does not deem information concerning Deltagen's bankruptcy to be material to an evaluation of Mr. Varian's ability or integrity.

        Please do not hesitate to call me at (650) 843-5756, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Erik Edwards

cc:
Paul Goddard, Chief Executive Officer of the Registrant

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